August 6, 2009

Maryse Mills-Apenteng, Esquire
Special Counsel
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC   20549-2001

Re:	MICROS Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
File No. 0-9993

Dear Ms. Mills-Apenteng:

The following are our responses to your letter, dated July 24, 2009, providing additional staff comments with respect to the above-captioned filing.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement on Schedule 14A, filed on October 17, 2008)

Compensation Discussion and Analysis

Bonus, page 11

1.  In response to prior comment 3, you continue to assert your belief that quantitative disclosure of the applicable business-unit targets used to determine the 2008 annual incentive bonuses for Mr. Jammet and Ms. Kurdle would not be material or important to a reasonable investor, in the context of the other disclosures made in your proxy statement, and given that you do not otherwise publicly disclose quantitative information regarding these business units.  However, we note that your proxy statement indicates that performance-based incentive bonuses were a principal component of overall 2008 compensation for your named executive officers, and that such bonuses awarded to Mr. Jammet and Ms. Kurdle were based entirely on achievement of the applicable business-level performance targets.  Under these circumstances, the specific targets and achievement levels with respect to those targets would appear to constitute meaningful information in understanding how the company determines performance-based incentive compensation for these named executive officers, regardless of whether information regarding the relevant business units is publicly disclosed for other purposes.  Accordingly, please provide in your response letter the specific business-level performance targets relating to revenue and income before taxes used as bases for 2008 annual incentive bonuses for Mr. Jammet and Ms. Kurdle, as well as the level of achievement against the gargets.  Provide conforming disclosure to the extent applicable in future filings.

Maryse Mills-Apenteng, Esquire
August 6, 2009

Alternatively, if the company may rely on Instruction 4 to Item 402(b) of Regulation S-K to omit quantitative disclosure of the business-level performance targets, please provide in your response letter a reasonably-detailed analysis that supports your reliance on that instruction.  In addition, to the extent you rely on Instruction 4, please tell us and, as applicable, provide meaningful disclosure in future filings, describing the level of difficulty or likelihood of achieving the undisclosed target levels.

Response to Comment No. 1.  While we continue to believe, for the reasons described in our earlier correspondence, that disclosure of business unit targets for Ms. Kurdle and Mr. Jammet would not be material to a reasonable investor, we will provide this type of disclosure in future filings.  For the information of the Staff, the fiscal 2008 budgeted revenue and income before taxes for the Leisure and Entertainment business unit, which were applicable to Ms. Kurdle’s bonus opportunity, were $37.5 million and $12.375 million, respectively.  In fiscal year 2008, actual Leisure and Entertainment business unit revenues were approximately 126% of budgeted revenues and actual Leisure and Entertainment business unit income before taxes was approximately 164% of budgeted income before taxes (thereby entitling Ms. Kurdle to receive the maximum award of 150% percent of the target bonus for the income before taxes performance measure).  Accordingly, the incentive bonus amount payable to Ms. Kurdle equaled 137.73% of her target bonus (the dollar amounts of Ms. Kurdle’s target bonus and actual bonus paid were disclosed in the proxy statement).  The fiscal 2008 budgeted revenue and income before taxes for the Latin American region, which were applicable to Mr. Jammet’s bonus opportunity, were $42.3 million and $7.614 million, respectively.  In fiscal year 2008, actual Latin American region revenues were approximately 100% of budgeted revenues, while actual Latin American region income before taxes was approximately 92% of budgeted income before taxes, below the 100% threshold required for payment.  Therefore, the incentive bonus amount payable to Mr. Jammet equaled 50% of the target bonus (the dollar amounts of Mr. Jammet’s target and actual bonus paid were disclosed in the proxy statement).  Mr. Jammet also was eligible to receive an additional bonus for extraordinary performance if actual revenues and income before taxes in fiscal 2008 were at least $45 million and $8.1 million, respectively.  However, as described above, those levels of performance were not achieved, and no additional bonus was paid.

Should you require additional information, please feel free to contact us.

/s/ Gary C. Kaufman
Gary C. Kaufman
Executive Vice President and Chief Financial Officer, MICROS Systems, Inc.